

athyna.
Incredible talent.
AI matching.
Lightning speed.
Hailey Morgan
Head of Expansion
Taylor Lewis
Product Manager
Ryan Nelson
Creative Director
Natalie Barnes
UX Designer
Benjamin Hayes
Strategy Lead

INVEST IN **ATHYNA**

Incredible talent, matched with AI-precision, at lightning speed

athyna.com San Francisco, California













Technology | Fintech & Finance | Notable Angel | B2B | SaaS

Highlights



Notable Angel

Raised $25k or more from a notable angel investor

1	Grown from $50k of ARR to $6M in four years
2	Building the future of recruitment on OpenAI's LLM
3	73% growth in remote job listings
4	$627B TAM market opportunity
5	150k+ global talent pool, growing 22%+ MoM
6	Built global team from ex-Amazon, Meta, WeWork, Uber, DiDi and more

Featured Investors

Bill Cherman 🔗   [Follow]



Co-founder and CEO: Bay Area Times (250K+ subscribers) | Seed investor: Ethereum, HEX, STEPN, Dante Labs, Repair Bio.

"We have been using Athyna to hire our global team. It is the best way to find high-quality talent."



Other investors include <u>Bryce Maddock</u> (CEO TaskUs), <u>Jaspar Weir</u> (President at TaskUs) & 157 more

Our Team



Bill Kerr Founder & CEO

2 x Founder. Mentor & Investor @ Startmate. LP @ Blackbird VC. Remote Work Advocate. Previously built two successful companies with a 100% remote workforce.

> I built my first startup, with a small, scrappy global team. I knew the massive benefits of doing so and also knew that even pre-pandemic, this was where the world was heading. At Athyna we are passionate to continue to provide employment to millions of people in developing economies while helping startups to build high-performing global teams.



Santiago Nisnik Head of Product

Systems Engineer, MBA. 10+ years building digital products. Ex Head of Engineering @ Workana. Remote workforce advocate.



Simone Kier Head of Growth

Engineer| Marketeer, MBA. 10+ years in Growth & Analytics at startups, 15+ years in global marketing|enterprise. Passionate about building global winning teams.



Leandro Cartelli Head of Talent

Expert in Talent Acquisition. +15 years leading regional & global teams. Seasoned in multiple industries (Consulting, Tech, Pharma, Staffing). Coffee Lover



Argentino Molinuevo Head of Sales

Joined Athyna as the first BDM and helped build the whole department from ground up. Remote Work Fan. Stage performer by night.



Sofia Etchebarne Sales Manager

5+ years working in the licensing industry (for companies such as Universal Studios, Discovery, Hasbro, NatGeo, Netflix, etc.). Also Ex-Rappi, where she learned about working at a fast-growing startup.



Robert Dragne Head of Customer Success

Customer Success Expert | 7+ years experience in shaping & leading high impact global Customer Success teams. Continually focused on NRR and LTV with a passion for fostering 5 star relationships.



Josefina Cordoba Creative Director

+ 15 years of experience in creative and leadership roles. Specialized in helping global brands tell their stories—from industry giants like Google, Viacom, Red Bull, and AT&T, to dynamic startups.



Martin Lichtman Head of Finance

Father. MBA/BBA. Avid problem solver. Enjoying the Startup journey and working remotely after 20+ years in the corporate life.



Taina Silingardi Head of People & Culture

Startmate 2021 Fellow. Have been through 2 IPO's at Uber (as a Team Lead) and Darktrace. Passionate People Advocate. Enthusiastic about Sustainability and Volunteering.



Beatriz Guevara Chief of Staff

10+ years of experience as an attorney specializing in labor law cases. For the last 3 years, Beatriz has served on the legal teams for various companies.

Transforming Recruitment with AI: Join Us in Shaping the Future of Work!

Hey! I'm Bill Kerr, **founder and CEO of Athyna.**

We recently completed our Pre-Series A round with investors and creators, raising **$2.5M to build Athyna AI.** But we are all about community. That's why we're opening this opportunity to anyone who wants to join us in building the future of talent acquisition.

Athyna is transforming recruitment by leveraging AI to find the best global hires for companies worldwide. **Incredible talent, matched with AI-precision,** *at lightning speed.*

So, you might be wondering what this is all about, **Let's dive in:**



As with most of the world, *recruitment is changing*. And it's all because of AI. I am excited to introduce you to our contribution to innovation in the space— Athyna AI. Gone are the days of talent acquisition taking weeks or god-forbid months to find a less-than-ideal candidate. And *long* gone are the days in which you needed to hunt locally for talent.

The world is smaller than ever. Talent lives in every corner of the globe. And we are dedicated to making sure that talent ends up where it should be. *Talent meet opportunity*.

For talent around the world that means a better life. And a career that may not have been possible in the past. For companies it's also very simple: Incredible talent, matched with AI-precision, *at lightning speed*.

What's the opportunity

Jeff Bezos has a philosophy around strategy—that is to focus on the constants. Spend time thinking about the things that do not change.

> *We know that customers want low prices, and I know that's going to be true 10 years from now. They want fast delivery; they want vast selection. It's impossible to imagine a future 10 years from now where a customer comes up and says, 'Jeff I love Amazon; I just wish the prices were a little higher.- Jeff Bezos*

For us it's the same. We know that people want incredible talent, matched with precision to their requirements, and they want it fast, or better yet—*at lightning speed*. Wanting something is fine. But it's not always been easy. Sparse talent pools, unintelligent recruitment practices and slow. Sometimes taking months to fill a role. AI will change that. **We at Athyna plan to spearhead this change**.

	Old way	Today	Result
Talent	Local talent hubs within 30 miles of your office.	Hiring across multiple time zones.	*Better talent. Better teams. Better results.*
Process	Rely on inefficient data and human error.	Build a non-biased, intelligent hiring process.	*A more well-suited member. More All-Stars.*
Speed	Takes a month for a slow, manual process.	Hire at the speed of light with AI.	*Hire in days or hours not weeks or months.*
Cost	Compete for huge tech salaries.	Pay well globally, hiring with culture match.	*Talent gets paid more. Company saves money.*

15 minutes into my first meeting with our new investor & advisor, **Bryce** —CEO is TaskUS (**TASK**)— he looked at me and said; *"I love it, this is the future of our industry, I'm in."* What did I tell Bryce to elicit a 's**t-yes' response from a guy who has grown his company to $1B in revenue? I told him about the future.

The Future of Recruitment

Today, in most instances, a company lands a job; it's managed by sales, and then handed off to a recruiter who works with a sourcer. A typical recruitment process looks like this.

Pre AI recruitment cycle

DAY 1: Recruiter aligns with hiring manager.

DAY 2 → 5: Sourcer begins building pipeline.

- *A job is put out on the jobs board.*

- *Scouring through the internal talent pool begins.*

- *Then there is headhunting.*

- *And only after a few days do the applicants begin getting sifted through.*

DAY 7 → 10: Recruiter—*finally*—interviews shortlisted candidates.

- *Data is added into CRM in haphazard way.*

- *No consistency around candidate grading is applied.*

DAY 12 → 15: After all that the client meets the talent, a week or two in.

And this is in the best case scenario. Internal process are usually much clunkier and more drawn out. Often taking weeks (plural) or months.

Now compare this to what an AI-driven recruitment process will look like.



Borinnngggg.

Athyna AI recruitment cycle

DAY 0: Company receives job description in preparation.

- *AI-smart matching begins immediately. Tens of thousands of candidates are vetted via machine learning and placed into a short list.*

- *Candidates are assessed on English proficiency and scored from 0/100 for matching fit.*

- *Shortlist of 25-30 is sent to the recruiter for approval. The recruiter sends invites for async AI-screening to the top 15-20.*

DAY 1: Recruiter aligns with the hiring manager.

- *A job is put out on the jobs board. As candidates that are 80% match and above apply they are invited to an async AI-screening.*

- *Recruiter looks through short list, schedules calls where necessary for extra level of vetting. Still day one.*

DAY 2: Recruiter interviews top candidates

- *AI transcribes the call and adjusts candidate scores based on interview quality.*

- *The recruiter endorses the top candidates. **Still Day 2!***





I've got the need for speed.

AI-powered talent acquisition will be orders of magnitude faster and more accurate than anything that has come before it.

We plan to embed talent across the entire recruitment cycle. *The future of hiring.*

How we got here

But it wasn't all sunshine, lollipops, and rainbows. Like most startups, we have been through a rollercoaster of ups and downs, pivots and backflips. But mainly, we seem to trend in the right direction—*that direction being up and to the right.*

Here is the quick dot point history of the highs and lows so far in our journey.



The Athyna story in terms of growth.

- 'Founded' August 2018, with first $1 coming in Jan 2019.

- Grew kinda fast for six-months before stagnating for six, co-founders left Dec 2019.

- COVID hits, we lose 70% of our revenue, we fire most everyone.

- Two months later we show signs of life, then inexplicably grow 22% MoM for 2 years.

- Shiny object syndrome sees us raise money to build EOR.

- Round launches the day Netflix makes 1st tech layoffs—market crash.



Coronavibes.

- Nearly raise $5M at $25M valuation but gets reneged due to conflict.

- Kill off all new products including EOR, close off VC round and

raise a $500k bridge.

- Two years of growth and breaking enterprise.

- AI wave hits—a way to scale our business model appears.

That brings us to today. And the huge opportunity we have in front of us with the rise of remote work and global teams.

The remote hiring market today

In today's global job market, remote work isn't just an option—it's a defining trend that's reshaping how, where, and when we work. Let's dive into the numbers that highlight the transformation.



- **Growth in Remote Work:** Remote work has steadily increased globally since 2015, growing 1-3% annually. Post-COVID-19, 27% of

workers were remote in 2022 (Statista).

- **Strategic Benefits for Companies**: In 2023, 41% of companies adopted remote work primarily to expand their talent pool, with an additional 28% citing it as a secondary reason (Statista).

- **Remote Job Popularity**: Software development is one of the top remote jobs, expected to grow 24% by 2026 (Tecla).

- **Remote Workplace Market Growth**: The remote workplace services market is projected to grow at a 23.8% CAGR, reaching $58.5 billion by 2027 (Notta).

- **Use of Outsourced Talent**: 71% of hiring managers plan to maintain or increase their use of freelancers over the next six months (Upwork).

- **Remote Job Listings**: It's estimated that by 2028, 73% of all departments will have remote workers (Upwork).



Anyway, I think you get the point. Global hiring is here to stay. *And remote work is eating the world.*

Behind-the-scenes of building Athyna AI

The idea for Athyna AI actually came in the first days of the company. The dream was always to be able to beat the market with speed. The reason for that is, there are two types of candidates—*active* and *passive*. Active candidates, are well, by definition, active in many other processes. And passive candidates are only passive until the moment they take *your* call. Then you are on the clock. Looking back into our Slack it seems the conversation around AI began to really heat up mid-2022.

Vicky Zheng, Santi

 **El Doctor** May 27th, 2022 at 11:25 AM
I am thinking:

- Machine learning & AI placement matching.
- Body language assessments.
- Off-boarding (up-sell) screen.
- Equity management.

Santi this is obviously for the deck as we discussed and the idea of going deeper not broader.

Jump in if you have anything to add. 🙏

Let me know what you think Vicky?

Vicky Zheng, Santi

 **Santi** May 27th, 2022 at 2:00 PM
agree with Doc...but not sure how we can show it... maybe saying something like "Do you want our AI/Algorithm/whatever to find the most suitable potential candidates in our network for the ... Show more

Fast forward a handful of months and boatload of hard work from our
The dream was always to be able to beat the market with speed. The reason for that is, there are two types of candidates—*active* and *passive*. Active candidates, are well, by definition, active in many other processes. And passive candidates are only passive until the moment they take *your* call. Then you are on the clock. Looking back into our Slack it seems the conversation around AI began to really heat up mid-2022.

Vicky Zheng, Santi

 **El Doctor** May 27th, 2022 at 11:25 AM
I am thinking:

- Machine learning & AI placement matching.
- Body language assessments.
- Off-boarding (up-sell) screen.
- Equity management.

Santi this is obviously for the deck as we discussed and the idea of going deeper not broader.

Jump in if you have anything to add. 🙏

Let me know what you think Vicky?

Vicky Zheng, Santi

 **Santi** May 27th, 2022 at 2:00 PM
agree with Doc...but not sure how we can show it... maybe saying something like "Do you want our AI/Algorithm/whatever to find the most suitable potential candidates in our network for the ... Show more

Fast forward a handful of months and boatload of hard work from our



Meet the Legends: 70 Talented Minds Powering Athyna

Now, let's take a look at what Athyna AI does today, what it will do tomorrow and where it is heading in the longer term.

Exploring Athyna AI

So what does Athyna AI do today? Well—firstly, it's a tool for our team to outperform the competition. Because of the strength of our brand we have had hundreds of thousands of applicants for our roles, tens of thousands of which have been vetted. Now thanks to **Sam Altman and his nifty LLMs** we can source talent with the click of a button.

Think about how powerful it is to have a sourcing tool that will search thousands of profiles, rate and rank them and then push them across to your recruiter. Not only does remove-bias, it does it in the blink of an eye. Quality of match, *tick*. Lightning speed, *tick*.

Talent Search

Show Frontend developers within the same time zone as me and that have worked for unicorn companies.

 You've got **3 new applicants**
1 hour ago




Frontend Developer
AI Validated
Great Match!
Mercado Libre
English
Overall match
Portfolio
Skills
10 / 10
93%
Next.js
Javascript
Css
Angular
Frontend developer experienced in various tech environments. Skilled in creating sleek, user-friendly interfaces that adhere to industry standards. Collaborative team player delivering impactful web solutio...
See Full Profile
Sr. Frontend Developer
AI Validated
English
Overall match
Portfolio
Skills
8 / 10
89%
See Full Profile
Request Talent
Francisco Lopez
AI Validated
Frontend Developer
Candidate Skills Assesment
Candidate Evaluation
Matching Result
84%
Assessment Score
Hire Talent

On the talent side of the equation, we have built an AI powered, job search tool, we're calling Ava, to help candidates land their dream gig. Optimise your LinkedIn profile, generate tailored, job-specific resumes and run our AI Matching Index across jobs you think you're a fit for.

Ava, will do two things at once: firstly, it will add massive value to job seekers all across the world, and secondly it will help us grow our talent tools and give us indicators of which talent is looking for which opportunity and when they are looking for it. Adding value while growing our talent pools. *Double tick.*



Contact
541132123456 (Mobile)
leandrod@gmail.com
www.linkedin.com/in/leandrodominguez (Linkedin)
www.behance.net/leandrodominguez (Portfolio)
Top Skills
Human centered
User Interface Design
Problem solving
Languages
SPANISH (Native or Bilingual)
ENGLISH (Professional Working)
Certifications
FCE
Google UX Professional Certificate
Leandro Dominguez
UX/Strategist Designer
Buenos Aires, Argentina
Product Designer
August 20
Finance
California
Job Description
Generating new resume with AI
Download Customized Resume
Mercado Libre
UX Designer
December 2018 - November 2020 (2 years)
athyna.
77%
Let's Optimize!
Prepare your profile with your dream job in sight. Apply these tactics to refresh and enhance your professional profile.
Looking good!
Must Have:
All
Completed
Nice to Have
Must Have
Banner Image
Nice to Have
Profile Photo
Completed
Your matching percentage is: 90%
Headline
Completed

We have a load more features that are currently in-play or set to be launched in the next weeks but for now I want to tell you about how we plan to become the central point of focus for remote workers all across

the world.

Amazon & 3rd party sellers + Athyna 3rd party hirers

Recently, I read the Amazon shareholder letters—those penned by **Bezos** anyway. The next stage of growth for Athyna, will be focused on becoming the central hub for remote work and building global teams. And it couldn't help but strike me how similar the decision-making process has been to the Amazon decision to open up to 3rd party sellers.

The analogy here is Athyna opening up a *global* jobs board that offers not only Athyna jobs—but all remote jobs listed across the world. No one owns this space.

Roadmap

We plan to build AI around every stage of the recruitment process. Next on the roadmap the the launch of Ava, followed by an AI recruitment companion—think Gong but for recruiters. While also in the next couple of quarters releasing async GPT interviews, coding tests and technical interviews and finally the jobs board to wrap the year.



Adoption Of AI In Recruitment



The global market size for AI in recruitment is substantial, estimated at $590.50 billion as of 2023, and is projected to grow at a CAGR of 6.17% between 2023 and 2030.

Source: RecruitBetter

Much of what we are building will start as internal tooling to deliver the most incredible talent in as short of timeframe as possible. But the option to spin our the tools is very interesting to us. There are a handful of revenue opportunities but there is something that is even more interesting if we get other recruiters using our Athyna AI tools—*data*.

Vision for the future

Our vision for the short to medium term is to build the biggest business as possible in the business model we have today. As a talent marketplace. But as we grow and build out an incredible advantage around data many more opportunities open up to us.





Low-quality

One of our investors made this one for us.

Sponsored jobs, boosted profiles, enrich talent profiles, AI-sourcing, all while delivering the best of global talent to the biggest companies in the world. The future is exciting—*and we are excited to play our part in building it.*

Invest with us

If you believe in what we are building you can take part. We have raised $2.5M in our Pre-Series A but we have a 10% allocation left for our community. And that's it really. It's an exciting time to be in business, an exciting time in tech, and above all else an exciting time to be part of Athyna.

Cheers,

Doc



Bill Kerr
Founder & CEO
Melbourne, Australia
in